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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.    )*

                       MULTILINK TECHNOLOGY CORPORATION
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                               (Name of Issuer)

                             Class A Common Stock
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                        (Title of Class of Securities)

                                  62544T 10 9
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                                (CUSIP Number)

                               December 31, 2001
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]     Rule 13d-1(b)
[_]     Rule 13d-1(c)
[X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).
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                                      13G
---------------------------
  CUSIP No. 62544T 10 9
---------------------------

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      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jens Albers

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3.


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Germany

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                          SOLE VOTING POWER
                     5.
     NUMBER OF            3,450,000 Class A Common Shares consisting of vested
                          options to purchase 3,450,000 Class A Common Shares.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             11,930,000 Class A Common Shares consisting of:

      PERSON              (i)  vested options to purchase 3,450,000 Class A
                          Common Shares; plus
       WITH
                          (ii) ownership of 8,480,000 Class B Common Shares (convertible 1 for 1 into Class A Common Shares; voting 10 for 1 with the Class A Common Shares when unconverted) as to which Reporting Person has granted the exclusive right to vote the shares to Richard N. Nottenburg.
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      11,930,000 Class A Common Shares
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      21.7% on an as-if converted basis

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      TYPE OF REPORTING PERSON*
12.
      IN/HC
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Item 1.

        (a)    Name of Issuer:  MULTILINK TECHNOLOGY CORPORATION

        (b) Address of Issuer's Principal Executive Offices: 300 Atrium Drive, Second Floor, Somerset, New Jersey 08873


Item 2.

        (a)    Name of Person Filing:  Jens Albers

        (b)    Address of Principal Business Office or, if none, Residence:

                    300 Atrium Drive, Second Floor
                    Somerset, New Jersey 08873

        (c)    Citizenship:  Germany

        (d)    Title of Class of Securities:  Class A Common Stock

        (e)    CUSIP Number:  62544T 10 9


Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable

Item 4. Ownership.

        (a)    Amount beneficially owned:  11,930,000

        (b)    Percent of class:  21.7%

        (c)    Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote 3,450,000 (See response to Row 7)

              (ii)   Shared power to vote or to direct the vote -0-

              (iii) Sole power to dispose or to direct the disposition of 11,930,000 (See response to Row 7)

              (iv) Shared power to dispose or to direct the disposition of -0-


Item 5.    Ownership of Five Percent or Less of a Class

Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.    Identification and Classification of Members of the Group

Not applicable

Item 9.    Notice of Dissolution of Group

Not applicable

Item 10.   Certifications

Not applicable


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    2/11/02
                         -------------------------------
                                      Date
                         /s/ Jens Albers
                         -------------------------------
                                   Signature

                                  Jens Albers
                         -------------------------------
                                  Name/Title
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                                   EXHIBIT A
                       Relating to Item 4 of the Schedule

Dr. Richard N. Nottenburg
300 Atrium Dirve, Second Floor
Somerset, New Jersey 08873

Citizenship: U.S.A.

Dr. Nottenburg is an individual and a control person with respect to the Issuer.